Exhibit 99.1

ZOOZ Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

TEL AVIV, Israel, December 22, 2025 – ZOOZ Strategy Ltd. (Nasdaq and TASE: ZOOZ) (“ZOOZ” or the “Company”) announced today that the Company received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated December 16, 2025, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until June 15, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by June 15, 2026, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term Bitcoin treasury strategy. The Company is pioneering an innovative approach to capital allocation by holding Bitcoin as a strategic asset, offering shareholders asymmetric, longterm exposure to Bitcoin while maintaining financial and regulatory standards. ZOOZ is publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding monitoring the closing bid price of ZOOZ’s ordinary shares and consideration of implementing available options, including a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (“SEC”).

Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

For Media Inquiries:

ZOOZ Public Relations

Elad Kafri - elad@danilevy.co.il

Omri Haroosh - omri@haroosh.co

Miri Segal - msegal@ms-ir.com